Docusign Envelope ID: 8397257C-72AA-452E-BD39-E8D2ACA0B1F6

PRIVILEGED AND CONFIDENTIAL

PW1100G-JM SUPPLEMENTAL SUPPORT AGREEMENT
BY AND BETWEEN
INTERNATIONAL AERO ENGINES, LLC
AND
LATAM AIRLINES GROUP S.A.
DATED AS OF September 17, 2024

This document contains proprietary information of International Aero Engines, LLC ("IAE"). IAE offers the information contained in this document on the condition that you not disclose or reproduce the information to or for the benefit of any third party without IAE's written consent. Neither receipt nor possession of this document, from any source, constitutes IAE's permission. Possessing, using, copying or disclosing this document to or for the benefit of any third party without IAE's written consent may result in criminal and/or civil liability.

This document does not contain any export regulated technical data.

LATAM PM Special Support (2024-September-12) Final.docx
AAA

PRIVILEDGED AND CONFIDENTIAL IAE Proprietary – Subject to the Restrictions on the First Page. This document does not contain any export regulated technical data. LATAM PM Special Support (2024-September-12) Final.docx Page 16 IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed as of the date first written above: INTERNATIONAL AERO ENGINES, LLC By: Name: Title: LATAM AIRLINES GROUP S.A. By: Name: Title: By: Name: Title: